Filed by Lionheart Acquisition Corporation II
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: Lionheart Acquisition Corporation II
Commission File No. 001-39445
Commission File No. for the related Registration Statement: 333-260969

MSP ANALYST DAY TRANSCRIPT

Explanatory note: The following is a transcript of the Analyst Day held by MSP Recovery LLC (“MSP”) held on January 31, 2021. The recording of the Analyst Day will be made available by MSP for play back on or after March 1, 2022.

Marc Griffin (00:00:41):

Good morning, everyone. My name is Marc Griffin and I want to welcome everyone to the MSP Recovery analyst day. We are pleased to have the team here to present the business and the combination with Lionheart Acquisition Corp II. As a reminder, the session is being recorded and may be transcribed and filed with the SEC. In addition, all safe harbor and forward looking statements conditions apply, and you will see them on slide two and three when we start the presentation. Additionally, one bit of housekeeping. If you can keep your questions until the end of each section, when we open it up for Q and A. During today's event, you will hear from Lionheart Acquisition Corp. and the management team of MSP Recovery. And with that, I'll now turn it over to the Chairman and CEO of Lionheart Acquisition Corp. II, and the founder and CEO of Lionheart Capital, Ophir Sternberg. Ophir, please go ahead.

Ophir Sternberg (00:01:24):

Thank you, Marc. My name's Ophir Sternberg and I'm the founder and CEO of Lionheart Capital. Lionheart is a Miami-based investment company. We specialize and invest in a lot of large scale real estate projects. We've done tech investments and we got into investing in SPACs as a sponsor about just over two years ago. Our first SPAC completed a merger about a year ago with BurgerFi. Our second SPAC Lionheart Acquisition II is doing the merger here with MSP, and we also raised our third SPAC just about three months ago, Lionheart III, which we have not announced a merger deal yet. John and I met just over a year ago and started discussing this company MSP and the more I learned about it, the more excited we got about getting involved with the company.

Ophir Sternberg (00:02:23):

And, we quickly realized that, while doing due diligence on the company, that this team has cracked the code on a massive, massive new asset class. So I started a process of really pitching John and his team on going public, and going public through us. And, we were able to announce the definitive agreement about six months ago and are hopefully in the final stages of getting SEC approval to getting this merger deal done. The MSP team that's going to be presenting here today. We have, Chief Operating Officer, Ricardo Rivera, Chief Legal Officer, Frank Quesada, Chief Information Officer, Chris Miranda, and John Ruiz, who's the founder and CEO. Again, very exciting company. You'll hear today that actually from the time that we announced the transaction, the company has by far exceeded its projections. So, I think that bodes extremely well for the future. And, I'll pass it over now to John so you can really get more details on this company. John.

John Ruiz (00:03:40):

Ophir, thank you. And good morning to all of you. Thank you for participating. My name is John H. Ruiz, I'm the founder and CEO of MSP Recovery. I also happen to be a practicing attorney now for almost about 30 years. So what is the problem in the healthcare industry in large? And I ran into this because I was a practicing attorney handling cases that involved no fault types of insurance, coverages, workers compensation, claims that involved slip and falls or trip and falls, medical device cases, pharmaceutical products. My career started in the early nineties and involved a number of large class action cases, many of which were administered through our own law firm. And then I started with the first mass tort case Fen-Phen in 1997 that I handled back in ‘97 and it settled some years thereafter. Subsequent to that, I handled Fen-Phen, Vioxx, Baycol, Ford Firestone rollover, Peter Pan Peanut Butter, Toyota sudden acceleration cases.

John Ruiz (00:04:50):

And through the process, we learned a great deal about data because we were administering them and creating our own, data systems to handle the mass amount the volume of information, both from the client side, the litigation side, the courts, and that's exactly why we were able to establish a platform like what we have today. So going back to the healthcare industry is a 3.7-3.8 trillion dollar business. It's growing every day. That was back in 2019. And there's really three different types of payers. There's either Medicare, there's Medicaid, and the rest. The rest is essentially commercial, self-funded plans, ERISA, a number of those types of insurance companies. Primarily what have happens is that the government many years ago, established rules, laws, and other regulations that prohibited the government from paying claims that it did not owe. And that is really the basis and what drove MSP initially.

John Ruiz (00:05:58):

And what happens is in order to really align an understanding of how the payments are supposed to be made and how these claims surface one has to understand three different areas. One is healthcare, the other one is healthcare data, which involves billing, and the other component of it is the legal component. But as we know, when we go to a doctor, we do not have a data specialist there. We do not have a lawyer when we go to the doctor. So we're at the hands and the mercy of healthcare practitioners that try to obtain the information as best they can, but the system is extremely flawed and broken. And that was the discovery back when I was handling the, Vioxx case that I was asking health plans to send us the liens that were owed to them. And I saw that they were using the wrong laws.

John Ruiz (00:06:53):

They had the wrong systems as it involved capturing data, synthesizing data and making the correct analysis as to who should pay and in what amount those payments should be made. As a result of that, we formed MSP Recovery. MSP Recovery was named MSP because of the Medicare Secondary Payer Act. But we soon learned that the problems weren't only in the area of Medicare. We soon learned that Medicaid had a problem as well. And we learned that commercial payers had problems as well, and that there was a huge amount of fragmented data universes across different places with the inability to connect them through relational databases. And essentially people's names were scattered around a number of different databases without any ability to connect them from database to database. And even in those databases that did exist, they weren't capturing the correct information in order to be able to process the claims in the right way.

John Ruiz (00:07:56):

So what it essentially created is billions upon billions and billions of dollars of waste. And a lot of people think and focus on this as being fraud, but fraud is a different type of claim, which we pick up also through our systems. This is essentially the realignment of who's supposed to pay, who pays first, who pays second and who pays third, and with an understanding of who pays first, who pays second and who pays third, all these billions of dollars historically can be identified and ultimately sought to be recovered as a result of the systems that we have in place. The reason why MSP Recovery was then MSP Recovery is because you have discovery and then you have recovery. And because we are not only able to understand the underpinnings of the data analysis and the configuration of that, we also happen to have an understanding of how that gets recovered.

John Ruiz (00:08:54):

And as a result of that, we believe that we have the best understanding in the entire country as it relates to how this data is supposed to be utilized, and that only strengthens the efforts of the lawyers that can prosecute these cases. And as we all know, there have been substantial wins at the highest levels. Primarily when we talk about cases, we can talk about some cases that started in 2016, which is the first case. That was an MSP case: MSP versus Allstate, where the 11th Circuit U.S. Court of Appeals established that a contractual obligation by an insurer formed the basis for a private cause of action, which meant that if a payment had not been made by a primary payer and they had an insurance policy, they could be sued for double damages. And we're going to talk about, as we proceed through this presentation, what the difference is between what we call the paid amount and the billed amount.

John Ruiz (00:09:56):

And I think that that becomes important when we go back, if we can go just one slide back as it relates to what we're talking about. So how big is this opportunity? And if you recall, I explained that out of the 3.7-3.8 trillion dollars of expenditure, about 1.6 trillion of that involves Medicare and Medicaid. And the remainder of that is what I would call the commercial, private market. Even though I call it the private market, we also need to understand that many of the payments paid by Medicare Medicaid are made through what we call Medicare Part C, which is what we call Medicare Advantage, or what we call MCOs. Those MCOs are essentially the states providing the Medicaid platform to the private industry to process and otherwise assume the responsibility. So that responsibility essentially is to take on the risk. So what the government does is that it transfers a risk to these private entities by paying these private entities a per-member, per month amount, which is essentially a premium.

John Ruiz (00:11:11):

And then those private companies take on and absorb the responsibility. Even though they absorb the responsibility, the original laws that were created to protect both the federal and state governments, as it relates to making payments for Medicare, Medicaid, and with an understanding that Medicaid dollars, many at times, and depending on which state you're in are at different percentages, the federal government funds to some extent, the Medicaid programs state by state, depending on which state it is. Therefore, these laws that originally were enacted to protect the Medicare and Medicaid funds are now being able to be used by the private sector in this hybrid model or approach. Then, so when we talk about the amount of 1.6 trillion, that is what we call the paid amount. Better way to explain it, I guess it's the wholesale amount. The government, as it relates to Medicare, Medicaid pay a much lesser amount than what we see as the face amount of the bill.

John Ruiz (00:12:17):

The face amount of the bill is what we call the billed or commercial rate, which is what gets billed by the provider's hospital diagnostic centers. There is a difference between the wholesale amount and the, what I call the MSRP amount. We recently announced that when we originally made the announcement with Lionheart, as it related to the merger and acquisition, we had somewhere in the vicinity of 50 some odd, billion dollars of paid amount, as it related to the global paid amount that we had. If you see the chart there on the left, it describes what we had in 2016, 2017, and as of quarter number three in 2021, we had 256 billion in paid amount. The last quarter of 2021 was very explosive, and we went from 256 billion in paid amount to somewhere in the vicinity of 330 billion. That was a substantial increase as it relates to the billed amount as it relates to that, it's over a trillion dollars. I believe it's like a 1.3 trillion as it relates to the amount that we're talking about for purposes of billed. Now, when you look at the model and we'll explain it a little bit further, we have multiple settlements as it relates to some of these transactions and the amount that that actually gets billed. So if you can go to the next slide.

John Ruiz (00:14:08):

So, you see there that on the screen, we're showing what the actual increase was. Now, to understand the business of MSP, I need to explain a couple of different facets of what you know needs to be understood. So when you go to a doctor, the doctor provides a billed amount. That doctor then submits that bill through a billing company or otherwise, and then it gets to the potential payer. The potential payer could either be Medicare, Medicaid, or it could be a commercial payer. It could be a self-funded payer through third party administrators that process those bills. It is the difference between the amount paid specifically for Medicare, Medicaid and the billed amount that exists a delta. That delta can be capitalized upon because there are two very significant laws that exist at the federal level. And for those of you that are writing down, one of them is 42 U.S.C. 1395w-22.

John Ruiz (00:15:22):

And, specifically in subsection four, it states that it doesn't matter that a Medicare payer pays less than the billed amount. If you are billing a primary payer, the primary payer pays what they're supposed to pay without regard to the Medicare or Medicaid rate. And why is that? It's pretty straightforward. If you were to get the wholesale amount, which is what I described before, and you looked at the disparity, and I'm going to give you sort of like an example. So the paid amount for a Medicare, let's use somewhere, just as an example, that Medicare pays 20% of the billed amount. Typically, an insurer will pay between 70 and 80% of that paid amount. I'm sorry, of the billed amount. Therefore, the difference between what Medicare pays and what an insurer would otherwise pay is between 20% and 70 or 80%. If you doubled the 20% and you use the penalty as described in 1395(y)(b)(3), which is the double damage component, the insurer would only be paying 40%, which is twice the Medicare rate.

John Ruiz (00:16:36):

So the law has evolved in the cases that we've been prosecuting, that the penalty is really two times the 70% or two times the 80%. Otherwise, it would incentivize insurers to not pay. and then if they get caught, they pay much less than what they would otherwise have paid. There is a reference in the Ace case, which is, MSP versus Ace, which is a 2020 decision in September, which Ace then petitioned the United States Supreme Court for jurisdiction, and the United States Supreme Court rejected jurisdiction. We believe that the 11th Circuit U.S. Court of Appeals and Ace is the law of the land as it relates to our platform. So substantively the law has been created specifically through all of our litigation, which is the MSP litigation. To go back in an understanding of what we've built to make sure that we can capitalize on all these historical claims and make sure we capitalize on them moving forward…

John Ruiz (00:17:39):

there has to be an understanding of the underlying data that is necessary to be able to capture that. What happens is that almost every instance that we've seen and every deposition that I've taken of all the major insurers, they do not excise the information that they have in their records. There's a decision that we won about four or five months ago, where a judge specifically found that insurers were reporting less than 2% of the time. There's actually a court order and sanctions against the insurance company. And why is that? Because they process claims that they do not extract the necessary data. What is the necessary data? In order for one to determine who's supposed to pay, you need to know if the person that's being seen by a doctor has in the case of a car accident, car insurance, in the case of workers‘ compensation, workers’ compensation insurance, depending on the accident and or injury, or even group health, that those insurers should pay first. Nobody captures that.

John Ruiz (00:18:44):

That's one of the biggest flaws in the industry. So who is the responsible party? So the way that we analyzed it is that our systems are able to either from a discovery point of view, capture who the payer is, or through litigation and through data matching, we capture who the insurer is. And that's how we're able to identify from this large $330 billion repaid amount, what it is that's supposed to be recovered. In order to fix the problem moving forward, we just launched, on January the 10th, a product called LifeWallet. LifeWallet is a product that's, in our opinion, the only product in the entire country that was generated and created from the patient out. Every other system that is out there, without using names, is built for providers, for hospitals, for diagnostic centers – it's all built for the business.

John Ruiz (00:19:42):

This tool is built for the customer, the patient, where the patient can store all of his or her information. We are able to go grasp and capture all of the medical information through claims data and otherwise. And then that information can be utilized through blockchain technology that every time the individual goes to another physician or doctor or hospital, that information is appended to the blockchain technology. That also allows for an ability to build a correct payer in real time, because the patient / Medicare / Medicaid, beneficiary insured already has provided that information on the LifeWallet platform. And because LifeWallet would know the relational tie-in database information, there's no question of what insurance coverages that person has. So this will do away with having to get pre-authorization. This will do away with trying to figure out who you're supposed to bill. It will do away with the provider's requirements to bill the proper company because the information is provided to the provider or hospital or otherwise.

John Ruiz (00:20:54):

It also provides life-saving technology because when somebody gets picked up by fire rescue right now, what happens is fire rescue doesn't have any of the healthcare information of that patient through, biometrics, facial recognition, voice recognition, as well as the ability to capture the driver's license and otherwise even if the patients, are unconscious, fire rescue can utilize this technology to understand the condition of the patient. So they'll know their pharmaceutical prescriptions, what potentially they're taking by way of pharma products. They'll know if the person's a diabetic, if they have coronary artery disease or other issues with the heart. Typically right now, when fire rescue picks up individuals, they just go to try to find out what the blood pressure is, heart rate and oxygen levels. This is revolutionizing that. We launched it January 10th. Today, we just reported through a press release…

John Ruiz (00:22:00):

we have loaded over 1 million lives onto the LifeWallet process. These are 1 million people in the United States of America for which LifeWallet can be utilized and through a lot of the promotion that we're doing through NILs, name, image, and likeness now that athletes are able to do, we've seen a pretty substantial growth that we've also reported as it relates to getting the word there of what LifeWallet provides. So LifeWallet, in our opinion, is the ability to capture from all facets. We get it from the patient, we get it from the provider, we get it from the insurer. The way that LifeWallet is being built, it is going to be in our opinion, again, the biggest single repository of healthcare data information that involves payer, provider and patient all in one. Right now, a patient that wants his or her medical records has to go through different systems. Those systems don't tie in, they're all built with different tables, different nomenclature of those fields and therefore the, it is not possible to capture the information. It has to be properly analyzed and, and processed in order to find out payor, amount, proper billing, and what we call the industry an 837, which is the bill, and then an 835 by way of adjudication.

John Ruiz (00:23:32):

So as it relates to the amount of the market size, we believe that because we've taken depositions of just every single big payor, we understand their systems, we understand the flaws. We're able to capture the flaws. We're able to take advantage of this disruptive process by capitalizing on it. As Ophir stated, when we were first negotiating and announcing, I believe that he will confirm that our position from the MSP perspective is that we had a substantial amount of growth that we could move forward with. This is a very unique platform. The platform in our opinion cannot be replicated because you would need our people to replicate it. It requires a lot of detail. We've put a lot of time and effort into it. There are a lot of developers and development that has gone on. It continues to improve because we are providing more resources into the process and the system.

John Ruiz (00:24:43):

We understand the industry extremely, we understand where those resources need to be deployed. We also announced that we had an investment capacity agreement with Virage Partners, who previously has invested through some of their investors over 400 and some odd million dollars into MSP. And after they've seen the process ongoing, several months ago, we signed an additional $3 billion capacity agreement. The reason why MSP signed that is because we believe that that is the way to capitalize on the revenue streams that we had predicted even if litigation takes longer.

John Ruiz (00:25:55):

So what we did is we tried to look at what is the new business supposed to look like? What is the data structure and systems that we're building and how can we monetize those? So we believe that we've already covered those facets. And I'll let our Chief Legal Officer in several minutes get into that. We have data match, which is public information, that can be, obtained by the docket, you know, entries, with Allstate and with data match with Geico, we have a number of settlement agreements already inked. Those settlement agreements provide for payment over and above even the predictions that we had made, which, our COO will tell you, I believe is at 2.11. The settlements that we've reached thus far are at 3.5 times paid with Ocean Harbor on most of the claims 2.0 plus interest on that, which takes us over that 2.11.

John Ruiz (00:27:05):

But the latest ones that we've been entering into is where the insurer will pay what we call the required amount, which in essence is that 70 or 80% plus interest. The interest that we've fluctuated with is between 4 and 6%, but 4 and 6% that we tabulated that our COO Ricardo Rivera will talk about comes off of the paid amount. So imagine if you had a 4% interest from the 20%, when you use 4% interest on the 70%, it turns into somewhere over 20% interest if you use the same tabulation. So, 74% times 4% is obviously different than, than 40% of 20%. it's a, it's a huge disparity. And so we've modeled it in that fashion for purposes of that. There are also other types of claims, which are the medical device cases, the antitrust cases. We have fortified our law side substantially.

John Ruiz (00:28:12):

I don't want to discuss that yet because that's going to be discussed in the next couple of days. But we have more lawyers on the cases. We're putting more assets into everything in that we're doing. Personally, I feel that the biggest move, as it relates to MSP, to capitalize on the existing claims, both in the past and futuristically is the LifeWallet product. LifeWallet, in our opinion, is revolutionary. It doesn't exist...and so that you understand why, in the United States of America, my personal opinion is that we got the best doctors, the best medications and the best tools, but the doctors don't know the prior medical history, the prior medications being taken. And that's where most of the errors occur in medicine. This, LifeWallet, solves for that, because the doctor would have in real your time, the patient's true and complete information…

John Ruiz (00:29:09):

even if that doctor wasn't treating the person. It's done in a secure environment inside of LifeWallet, and in order to access it, the patient has to be on LifeWallet. The doctor has to go through LifeWallet and have an account with LifeWallet. So it's a very secure environment. It synthesizes the information for the doctors. It's different than a lot of even what you've seen out there. And again, I don't want to name products, but there's some products that give you information as to when you go to the doctor. It gives you blood pressure, it gives you weight, it gives you cholesterol levels, but it's very static. It doesn't actually give the doctor any meaningful process or processes for purposes of treating the patient. LifeWallet does because we have an entire medical team and group that actually uses the information to provide potential avenues for those decisions that are on LifeWallet.

John Ruiz (00:30:07):

If we understand the process, also, if somebody gets picked up, because they are in distress, for purposes of rescue, the rescue would know what condition that person has and if they're being transported right now, rescue is typically calling. This would provide the hospital that the patient's going to immediate access to the patient's information, and instead of stopping along the way and delaying the patient's care, this resolves for that, it also would resolve for the waiting game at the doctor's office. It resolves for not having to fill out more paperwork. With biometrics, you simply show your face. It's a very refined system and the doctor knows exactly who you are and it appends to the system right away. So, with that being said, I'd like to turn it over to our Chief Information Officer, which is Chris Miranda.

John Ruiz (00:31:00):

And before I turn it over to him, I just want to and explain a little bit about Chris Miranda. He is an attorney, graduated as an attorney some years back, and along the way, with, the Chief Legal Officer, we had a discussion that we needed an attorney to be able to bridge the way between the data analyst and the lawyers. And Chris was the individual that we thought captured the basis and essence of the law, as well as data. Chris today is the person that testifies on behalf of MSP Recovery in just about every litigation in the country. And I will not bolster him any more because of the platform that we're on, but you can just read the depositions and a clear understanding of his detailed knowledge of what the system, involves. Chris.

Chris Miranda (00:31:53):

Good morning. As John said, my name is Chris Miranda. I serve as the CIO for MSP Recovery. I work with the research and development department to find innovative technological solutions that allow us to effectuate the current legal strategy as well as the perspective strategy, something like LifeWallet that John mentioned a little bit earlier. Now, I want to turn to the innovative approach that MSP has had in this space. We have aggregated data creating essentially a data and technological moat that does not allow anybody else in this space to accomplish what MSP Recovery is able to accomplish. We do this through powerful analytics, which leads to actionable intelligence. Our unique operating system allows for the application of robust data analytics models. We use best in class technology and we use innovative technologies that are up and coming to allow us to identify and refine our approach to the data analytics.

Chris Miranda (00:32:53):

One of the perennial issues in this space is the fact that health healthcare data is disparate across all actors in this space. There are a host of different formats, of different nomenclatures used. We have ingested data from over a hundred clients with 3,400 key data points that span information from pharmaceuticals, from primary care, primary care physician notes. We have data fields from hospitals, as well as outpatient care. There are over 2 million records in our database, and that's 220 terabytes of information. We take this proprietary claims data, which is, and I'm actually on the, slide before this, but we take this proprietary claims data and we apply our core algorithms and applications in order to cleanse this data, normalize it and put it in a consistent language and nomenclature so that we can apply our algorithms in a static fashion, across all different types of healthcare data.

Chris Miranda (00:34:00):

We do this through our proprietary data and analytics, which is developed in-house in conjunction with our legal team, our medical team, as well as our IT staff. We use intelligent claims dashboards to be able to allow us to identify not only known recoveries, but also emergent recoveries that are brought to us by the data. We also use these intelligent claims dashboards to figure out when the perfect time is to effectuate a recovery. Some recoveries need time in order to ripen, and we're able to quickly analyze that in order to arm our CLO and our legal department with the most information possible to effectuate the highest recovery possible. We also use numerous third party data sources to enrich our database so that we not only have a mirror of what's out there in the healthcare industry, but we have something better. We have an enriched, robust database that is ready at any moment for any sort of dynamic analysis that might lead to actionable intelligence.

Chris Miranda (00:35:09):

We are serverless and we have a scalable data process. In Q4 of 2021, we ingested a volume of data that I don't think any other IT or technology company would've been able to do in the short amount of time that we were able to turn it around. We use AI and machine learning file classification to enhance the process so that we can get actionable insights much quicker than anyone else. We develop funnels, which are essentially the building blocks that allow us to stratify and identify what potential legal recoveries there are, as well as non-legal recoveries or recoveries in a different space. These are put together in our layers, which is the logic, and we have over a thousand algorithms associated with that logic. We applied business intelligence, analytics and machine learning, as well as emergent technologies to effectuate a recovery.

Chris Miranda (00:36:06):

We identify things that span legal recoveries, product liability, multidistrict litigation, property and casualty recoveries, group health plan recoveries, private lien agreements and antitrust recoveries. And that's only a sample of the types of actions that we pursue and are looking for in the claims data. And, as I said, we use third party data sources to enrich, and increasingly we are moving to enrich the data with first party data sources. As John mentioned, we are engaged in data matching where we are directly taking information from primary payers from other entities and, applying that to the data to exactly find the intersection and the recoveries that are available. The data set is prepared for optimal analysis. This is both for our current analysis, as well as our future or prospective strategies. We are leading the way with some key partnerships in the blockchain space to be able to have that as part of our analysis and as part of our infrastructure. We have a core algorithm team again that spans our legal department, our medical department, as well as our IT infrastructure that comes together and marries the different mindsets of those different departments to allow for the most insightful recovery and the most insightful collection of data.

Chris Miranda (00:37:32):

Something that is extremely important across, um, all of this process is that we maintain HIPAA compliance. We are dealing with sensitive information. MSP is proud to say that it has the highest HIPAA certifications, as well as data security certifications available in this space. We work hard to establish trust with our clients, to establish trust with patients, so that when we ingest data, everybody knows that we're using it accordance with HIPAA and maintaining the highest degree of privacy available. We also have, internally as well as externally, engaged in next generation technologies. We have key partnerships with industry leaders. We're working on innovative technologies. You may have, you may be familiar with blockchain technology, NFT technology, and those sorts of practices. We are developing and pioneering aspects of machine learning, artificial intelligence and real time decision support. We also have a deep team of data scientists and, data analysts that allow us to design and harness those data insights in innovative and as of yet un-effectuated ways. So we're really at the cutting edge of being able to use the data for actionable intelligence. And, with that, I'm gonna turn it over.

John Ruiz (00:39:04):

So Chris, before we turn it over to Frank Quesada, which is our Chief Legal Officer, we're going to play a video momentarily so that we can provide some real meaningful connection between the starting point of MSP and where we are today. So before I do that, I wanted to add to what Chris said about blockchain technology and that blockchain technology has also to do with a platform that's being created so that when the bill goes to the payer or the potential payer, that, we are able to capture within a clearing house so that the provider can receive his or her proceeds or its proceeds much quicker. Currently there are many laws, some of the laws stem from the amount of time that Medicare has to pay bills. A lot of other times it's how the insurer has to pay bills.

John Ruiz (00:40:02):

And the reason why it gets delayed is there's an antiquated process and procedure by which the provider, provides the services and gets the bills out to the would-be payer. The blockchain technology and the real-time solutions accelerate that. So the efficiency levels of providers will go up substantially because the patients no longer have to be waiting in the waiting room. The paperwork is much less. The LifeWallet system, which originated with a system that was created by MSP called claims to med is where the doctor's notes are generated from the process of the billing itself. A lot of the issues that doctors have today is that they have to prepare notes that are consistent with the bills that are sent out. And because they're doing them separately, there's no mirroring of this process. The LifeWallet processing system brings that to life and brings it together.

John Ruiz (00:41:07):

It speeds up the way in which doctors have to capture notes, so the doctors become more efficient. They can see more patients, and we remove a substantial amount of the paperwork involved, and we make it a lot more precise. And through that, we can get the doctors and the physicians, and other centers, the money much quicker. The insurers can also process the claims much quicker, and we can identify them by claim line – claim line by claim line – with having a very specific identifying feature through this blockchain technology that also does away with waste and duplication of payments and being able to trace that, which is a huge problem in the industry right now, I believe we're ready to play that video. So, without more ado, I'm going to turn it over to the production chief so that they can play the video. And then we'll come back with our Chief Legal Officer.

[Video begins]

Speaker 6 [Video] (00:42:08):

We review less than two tenths of a percent of the over 1 billion claims that Medicare processes every year leading to a high frequency of improper payments and more fraud and abuse.

Speaker 7 [Video] (00:42:26):

The U.S. healthcare system has been broken for decades. When Medicare was created under the Social Security Act in 1965, it made the government the primary payer responsible for healthcare bills. Fifteen years later, the government enacted the Medicare Secondary Payer Act to shift the burden away from the federal government towards the private sector and slow the drain of billions of tax payer dollars. MSP Recovery’s founder, John H. Ruiz, discovered that dollars were still being lost due to an antiquated fragmented system unable to detect, track or legally recover improper payments. Primary payers like auto insurers, among many others, do not have the processes in place to identify what claims they are responsible for paying.

John Ruiz (speaking in video) (00:43:19):

Can you agree with me that you do not have all of the necessary data elements to query CMS and confirm whether or not a claimant is a Medicare beneficiary for every claim that Allstate received nationwide?

Speaker 9 [Video] (00:43:35):

That's true.

Speaker 10 [Video] (00:43:42):

They failed to timely report a settlement with the Medicare beneficiary to Medicare. I do not have any reason to know whether they had Part C, Part A or Part B. Zurich would only know if the claimant has Part C and who their provider is If the claim or their attorney advises Zurich of that information.

Speaker 7 [Video] (00:43:58):

As a result, costs are shifted to tax payers through the Medicare system. U.S. courts acknowledge the problem. One judge going so far as to say this is a system bound for failure with poor communication and coordination. In 2014, MSP Recovery was the first to implement its proprietary software and data analytics to identify these errors en mass and the first to establish case law to recover losses on behalf of healthcare entities across the country. In a precedent-setting 11th Circuit Court ruling in 2020, MSP Recovery successfully secured the right for downstream healthcare providers to recover losses from primary payers. Physician clients like Dr. Rudy Moise rely on MSP Recovery, saying they don't have the data capabilities or legal expertise to secure recoveries on their own. Since announcing its merger with LCAP in July of 2021, MSP Recovery has continued to innovate through strategic partnerships with companies like Palantir, MSP Recovery is scaling and enhancing its capabilities.

Speaker 11 [Video] (00:45:14):

We're really excited to partner with MSP and provide them with the Foundry platform in order to enable them to take the deep-seated expertise that they've developed and how broken data flows lead to adverse outcomes across the healthcare system, and to take that expertise and turn it into software solutions to prevent those problems from happening in the first place.

John Ruiz (speaking in video) (00:45:33):

MSP Recovery is the leader in Medicare, Medicaid, commercial, and secondary payer reimbursement recovery. We use our pioneering industry knowledge and data analytics to identify healthcare claims that should have been paid for by another organization for primary payer.

Speaker 13 [Video] (00:45:55):

MSP has an intimate understanding of how and why claims payment and billing breaks down. With Foundry, that knowledge can be encoded at scale and in real time using Foundry’s out of the box connectors and open APIs, these insights can be sent to decisionmakers, to address compliance and payment issues before they arise.

Speaker 7 [Video] (00:46:15):

We provide the data know-how and legal support necessary to take the burden off of doctors and their staff to prevent financial loss and waste and to retain those healthcare dollars that would otherwise be improperly paid out, eventually resulting in improved healthcare for all patients. Through the development of LifeWallet’s lifesaving technology, MSP Recovery will enrich its historic claims data, bringing its HIPAA compliant platform directly to consumers, allowing them to access their medical history in real time and in emergency situations. In January of 2022, MSP announced additional new and existing clients that add over 330 billion in paid amount, representing more than a 440% increase. Currently, more than 75% of MSP's existing recovery cases are in a settlement and payment phase to reimburse losses, which include improper paid amounts, double damages and daily fines and interest. Billions of taxpayer dollars are lost every year. And MSP Recovery is committed to innovating solutions while discovering and recovering losses on behalf of healthcare payers, providers, and patients across the country.

John Ruiz (speaking in video) (00:47:40):

We need to align where a doctor, data is ingested properly, processed properly through a series of rules and algorithms, and then the proper payer be responsible for those payments at the proper amount.

[Video ends]

Frank Quesada (00:48:03):

Thank you for that. Apologies there on the feedback. I’m Frank Quesada, and I am the Chief Legal Officer…

John RuizFrank Quesada (00:48:14):

Give us a second here. Okay.

Marc Griffin (00:48:16):

Hey Frank, why don't we open up for Q and A while we fix the audio real quick? See if anybody has some questions on the technology and Chris Miranda's part and the intro. How does that sound?

John Ruiz Frank Quesada (00:48:27):

Yep. That works for us.

Marc Griffin (00:48:27):

Great. Let me poll for questions here. So please use the raise your hand function if you're on the line and we'll start with some questions here. Our first call. The question will come from, Meyer Shields at KBW, please. Your line is open. Meyer.

Meyer Shields (00:48:45):

Yep, sorry, just took me a second to unmute. This is, it's a question out of, ignorance. Do you have to pay, I guess Medicare or Medicaid to get the right to collect on their behalf? Is that part of the process?

John Ruiz (00:49:01):

Okay. Thank you for the question. I'll answer that. So the payments have already been made by Medicare or Medicaid. So no, we do not pay Medicare or Medicaid when it deals with Medicare Medicaid, from what we call the original source. So there's two types of payments that are made in the industry. One is what we call original Medicare or original Medicaid. And the other one is what we discuss, which is Medicare Advantage Organizations and or Medicaid through the private sector called MCOs. Depending on the deal that is struck with the private payer, typically our deals are a 50 50 deal where the assignor, being the original payer, receives 50%, and MSP receives 50%, of whatever transaction is consummated as it relates to these payments. There have been multiple occasions now where MSP fronts money for the 50% contractual agreement that the original assignor would've had a right to, which we didn't build into the model because can't predict how many times it's going to happen.

John Ruiz (00:50:17):

But when it does happen, it provides a better analysis and basis for recoverability from the MSP point of view. And I'll let our COO discuss that a little more. Let me turn over to make sure that the industry understands – when we're dealing with original Medicare, these are claims that are paid by Medicare directly through their contractors, or in the limited circumstances…there are not many states right now that are actually underwriting or otherwise making themselves responsible for Medicaid payments. I believe the last number was about 55 million Medicaid beneficiaries were on mandatory agreements through the different states, as it relates to who is supposed to pay for these medical bills. So that means the private industry has pretty much absorbed the majority of the Medicaid world and on the private industry, as far as Medicare is concerned, it's about a 70, 30 split…

John Ruiz (00:51:18):

although there's a trend where the private sector is getting more and more of that risk. When it relates to the original Medicare side of it, if you look at all the documents that we've provided to the industry, we have some major cases in Michigan that involve what we call qui tam cases, where we have identified that the primary payers have not reported the way that they're supposed to report and therefore provided false reporting to the government. And the way that it works is if the government does not get – which is really an honor system approach – if the government does not get the primary payer to voluntarily provide information that they're responsible, the government has no systems to go after those claims. It works through two different systems – it’s the BCRC and the CRC, right?

John Ruiz (00:52:15):

And the CRC, where the BCRC is the one that essentially finds the reporting circumstances and then sends a letter or otherwise, and the CRC does the collection aspect of it. But because we've been able to show through litigation and otherwise that the reporting in all instances that we've been able to address is always less than 10%, 90% of the claims that should be reported by primary payers go unreported and obviously go un-collected. So I think that answers your question; happy to revisit it if you have any further questions or if you don't think that that answered your question. No,

Meyer Shields (00:53:01):

No, it does. I'm just curious about whether you could have multiple lawsuits on the same claim.

John Ruiz (00:53:08):

From what we would have studied legally you could because it comes from different sides, right? So the beneficiary can sue. The provider if they find the flaw can sue. The payers that paid improperly can sue. So yes, and I'll have Mr. Quesada get into the actual cases. So when you look at the MSP cases, it tells you that the downstream providers can sue. That's probably the major win that we've had in the country. They call them downstream providers. When you look at cases like Michigan Spine, that case states that providers can sue. When you look at MSP versus Allstate, you see that the Medicare advantage world can sue. And I think that the 11th Circuit in Ace, which is our case, pretty much opened up the gamut and said anybody that finds that there's been an improper payment by the government has a right to sue. And the purpose of the law is to incentivize individuals to, or entities to, find when these payments are made improperly and to provide a compensation platform for those individuals.

Frank Quesada (00:54:26):

You know, I think it's important for you to understand this law. Really what it was created for was to ensure that the Medicare trust funds isn't being depleted. So the money that really Medicare is going after, and that Medicare advantage plans are going after in these pursuits really stem from every taxpayer because the Medicare trust funds is based on the same funds as social security, which every taxpayer in the U.S. is funding in one way or another. So just keep that general perspective when you're thinking about these types of recoveries that we are pursuing because it'll help you understand why so many different types of persons and entities can pursue these recoveries.

Meyer Shields

Great. Thank you.

Marc Griffin (00:55:19):

Great. Seems to be all the questions we have at this time. So if you want to go forward Frank, sounds good.

Frank Quesada (00:55:26):

Yeah. Thank you, Marc. Again, Frank Quesada, Chief Legal Officer, been with MSP since 2014, coming up on eight years now. The slide that we're going to look at now, we're going to walk through some of the details on, on how we do, it is what we do. You've heard John discuss some of the broader aspects of it, some details. We're going to walk through some examples. It's critically important to keep in mind the claims that we are pursuing are our assets, are claims that we own. So we receive irrevocable and absolute assignments from payers and providers throughout the industry, throughout the country to pursue these claims. So we're bringing these claims, we're bringing our own name, again those are our own assets in that. So I'm going to turn your attention to the bottom of the screen here. We're going to talk through a typical way we ingest data, way we analyze it, and way we walk through it to identify recovery.

Speaker 16 (00:56:19):

So when an individual, say John Doe or Sally Jane, have any kind of injury, let's say they have a car crash, they will go to a hospital, urgent care, primary care physician, or any other type of provider that you see throughout the country these days. And that intake process, when they are seen by a physician, data is created. The data that is created is called healthcare claims data. Electronic medical records will be created at that time as well. And it will have everything from procedural code where procedures were performed, diagnosis codes, also known as ICDs, which are obviously the diagnosis that's provided the physician, and NDC codes, which are the drug codes where the prescription was given. And it's broken down in a number of different categories and ways. You know, typically the data looks like one of the largest Excel spreadsheets you've ever seen. On average, roughly 300 columns wide, and on occasion can be billions and billions of rows long.

Frank Quesada (00:57:24):

And what happens is we will see this data from the different payers and providers throughout the country. That data will be normalized through our internal processes, our internal process, our software internally, we call it Bill-E that you see on the screen there, and we will augment that data and research it and compare it to different data sources in the industry of different third party data sources, which include public and private data, such as car crash information, such as health insurance records, to identify whether that Medicare advantage plan should have paid for those bills or not. What we have uncovered, as you heard John mentioned earlier, we have court orders that will state that auto insurers in certain situations fail to report and fail to reimburse, less than 2% of the time that they should be doing that. So through these processes and through this data party analysis and algorithms that we've created, and Chris Miranda's team through the information team, the data team, we will identify, in some situations, few hundred instances, in other situations, tens of thousands instances where primary payers, such as auto insurers, general liability insurance carriers, pharmaceutical companies, medical device companies, should have paid for a medical service, but they failed to do so.

Frank Quesada (00:58:48):

That's where the data meets the legal side. So once the data team has analyzed all this, they share it with the legal teams, external counsel. And we're working with law firms all throughout the country and very prestigious experienced counsel, both internally and externally, to identify when it's proper to either send demand letter, pick up the phone and make a call or file a lawsuit when we have to, in order to secure protect the rights of the Medicare advantage plans, as well as our own interest, because we've taken those irrevocable assignments on those claims. At the top of the screen here, again, just a different visual of how to look at this where there's a car crash, slip, and fall medical device or pharmaceutical product, where Medicare advantage plan has paid for something, but another entity should have paid for it.

Frank Quesada (00:59:41):

And again, we started focusing on Medicare, which is why our name is called Medicare Secondary Payer -- MSP Recovery. But again, this happens and we pursue this in the commercial space and in the Medicaid space. So we are not pigeonholed just to one aspect. And, one last item on this slide to keep in mind, the LifeWallet product that you've heard John mention, really in the intake process that you see at the bottom of the screen here is where that would come in. You know, we receive data, we see data from payers, health insurance plans. We see it from providers and now the LifeWallet product, and those commitments from some of our signers to put their members on LifeWallet that John mentioned earlier is where we will enrich that data here from the payer side as well. You know, moving forward, John spent some time discussing build amount and paid amount.

Frank Quesada (01:00:33):

This is incredibly powerful. I'm going to draw your attention to the right side of the screen here. We'll walk through a simple example. Medicare is charged an amount. So let's say John Doe, Sally Jane and myself, we each break our knee exactly the same way we go to the same doctor. John Doe is a, is on Medicare. I am on Medicaid. And Sally is on Medicare. The bill that our physicians to us is $600. We call it the billed amount or the charged amount, which is that blue box that you see in the middle of screen there. Now in that situation, even though it's a charged amount, the commercially insured individual, their insurance will pay anywhere between five and $600 for that service. For Medicare, that Medicare insured individual they're going to pay the, the insurance will pay Medicare advantage or original Medicare, will pay on average about $100 and Medicaid will pay somewhere around $40 or $50.

Frank Quesada (01:01:37):

Again, same physician, same services, just different health insurance providers. Now under the law, as you heard, John mentioned earlier under Section 1395w22, part of the Medicare act, we are entitled to pursue a recovery from Medicare beneficiary at the billed or charge rate, which is at $600 number, even though Medicare or Medicare, Medicare advantage paid a $100, which is what you see here, the small white box on the left. On average, you heard John mention and Ricardo will dive into it a little bit deeper, you will see that we are achieving settlements on average, about three and a half times the paid amount. So all of our projections that you see, we take the most conservative approach possible, which is everything, which is based off that paid rate. You know, even though we have achieve recoveries at three and a half times that paid rate in our recent settlements.

Frank Quesada (01:02:34):

Some that are public and others that we are still working on. We are achieving at a five to six times that paid rate number. Ricardo will walk, walk you through that as well. On the left hand side of the screen here, you'll see that we discussed the assignment aspect that I mentioned earlier, critically important, you know, keep that in mind that that is who we, that those claims are assigned to us. Our core recovery opportunities. You heard me discuss the insurance based claims, which is against those auto insurers and general liability insurers. But there's quite a bit that we do in the pharmaceutical medical device space as well. Again, the mass tort world, which is a very large aspect of civil litigation in this country identifies situations where certain drugs caused side effects that were not previously disclosed by a pharmaceutical company or medical devices with side effects that were not previously disclosed by those manufacturers of those products.

Frank Quesada (01:03:38):

We will create algorithm those to identify certain types of recoveries. We will wait to see what the Department of Justice does, or the attorney general does in different states, or at the federal level, or we will track civil litigation throughout the country to determine if a liability has been established by someone else. So liability has been established related to pharmaceutical product Y or X. We will identify, we'll run an algorithm to determine if the data that we have in our possession and the assignment rights of those claims that have been assigned to us, whether there is a claim that is viable for us to pursue. Again, a simple example would be whether a pharmaceutical drug causes a type of cancer or other terrible side effect, and whether the health plan itself, the Medicare advantage plan or the commercially insured health plan that has assigned those recovery rights to us, whether they have incurred damages. At that point, we'll run an analysis with the data team, experienced external counsel, and we will deter whether that's the type of claim that we want to pursue.

Frank Quesada (01:04:47):

Now, let's talk about the penetration stages in the existing portfolio you heard in the video, and you heard John discuss earlier, but just to give you a little bit more perspective on this, and I'll draw your attention to the bottom right hand corner of this slide, 75% of our portfolio is in a settlement and payment funnel process. Now settlement process in state and federal court litigation is a confidential process. We cannot disclose too much. And in the next few slides, you'll see some of the cases that we have scheduled for mediation. Now, what we have going here is, you know, we have been in some of this litigation for quite some time. If you look at some of the major litigation out there, like asbestos and tobacco in the past and other major types to litigation, it takes several years to get to a critical point or a critical mass of winning a number of cases at the trial court level and being successful at the federal appellate court and the state appellate court level.

Frank Quesada (01:05:50):

You'll see with what we have out there in the press, and as well as aspects that you can ask or access on our website or on the Lionheart website, you'll see that we've had that critical, massive success that you're able to get to a point where you're able to negotiate certain types of settlements. These types of settlements that we have, you know, traditionally start with the data matching process where we will get all of our data from our assigners. Then we will get the defendant's data, whether auto insurance entity or pharmaceutical company will match it up. So we can identify every single claim instance that we are owed money, where the health plan paid for a medical service or supply that they should not have paid for that a bad actor should have paid for. On the next slide here, you'll see we are the data matching or settlement discussions, roughly 30% of the auto market.

Frank Quesada (01:06:46):

I'm not going to walk through the other aspects here, but you'll see we have roughly 170 cases that we are working through with different defendants. We have a significant amount more than are in the process of being filed or that we are negotiating that are just not in a public realm being litigated and we're working on behind the scenes. But quite a bit more that is coming. Again, these are the publicly noticed mediations on this, you have to keep in mind, this not inclusive of all settlement discussions that we have ongoing, but just to give you some perspective on what that looks like. The third parties that we work with, again, we work with major outside council throughout the country. We also work with some of the top individuals in artificial intelligence, the medical side of things, as well as on the data analytics side to augment what we do. You heard a little bit of that from the video, as well as Chris Miranda. So I won't belabor that point. Other growth opportunities, I am going to now turn it over to John who touched on LifeWallet previously, you're going to hear a little touch more about that now. And then we'll pass it over to Ricardo Rivera to talk to you about the financial modeling aspect of thanks. Thank you.

John Ruiz (01:08:15):

Thank you, Frank. Let me touch on LifeWallet. And I believe, they told me here after I finished doing that, we're going to take a bathroom break and then we'll continue on with Mr. Rivera. So the LifeWallet technology, in our opinion, is the most revolutionary technology that has ever hit the US market as it relates to healthcare data, historical and ongoing. This is all being placed on blockchain technology, and here's a reason why, the blockchain technology allows us to really focus in on what I call relational tie-ins and therefore, we know exactly what happens with a person. We can also prevent fraud because it is only upon the biometrics of that particular patient, and the patient receives the treatment information that they receive with that doctor. So there's an immediate verifiable process by which Medicare, Medicaid and other healthcare dollars, can be avoided from expenditure because only upon this confirmation, as we unravel this system and process, the payers can have the ability to verify that the patient was the actual patient that received treatment, that doesn't exist anywhere in the United States.

John Ruiz (01:09:35):

Today's so providers, as we've seen before, can build Medicare, Medicaid, and insurance by not actually providing treatment to the patients and just generating bills. This is the ability to really focus in and confirm that there's an actual person or patient, and if not, the bill doesn't get processed. In addition to that, because we have so many issues retrieving medical, records, medical bills, everybody has a different system. There are multiple systems all with different nomenclature, as it relates to the tables, different data dictionaries of how they define things, different populated data cells that it's very, time consuming and difficult for the doctors themselves to retrieve records from other doctors. And then the patient finds that difficult. Also, the way that LifeWallet has been designed, it all sits within the LifeWallet platform. And as it continues to be developed, the patient can actually choose which doctor or doctors they want to transfer information to by simply clicking on which doctors they want, the information to be sent to and what actual information they want to send.

John Ruiz (01:10:52):

We are working now on the technology to be able to load images as well, whether they're CT scans or x-rays. And the reason why we uncovered this is because, in the process of finding all these historical claims, that we find that were being paid by the improper payments, at the same time, we found that many patients were x-rayed multiple times without the necessity to have to have to do that, because they go from provider to provider and there's no way to trace and track all the medical information so that it doesn't have to be done, over and over again. So from day one and a lot of the depositions that we, took of all the primary payers, we would ask questions like, well, at the time of underwriting, do you know where the patient, is insured through? Is it a Medicare advantage Part C or is it Medicaid?

John Ruiz (01:11:45):

We don't need to know that until a claim surfaces. Well, that's not correct. You need to have it there so that when the claim comes in, you have the information. If not, you're playing the guessing game, there is no way within 30 days of a payer having to pay in some situations 45 days, that you can gather all of this information. At the same time, which we announced also, we're working with, police departments and fire rescue so that we can align when the police officers go out there, there isn't even a space currently for accident reports to provide information as it relates to passengers in the automobile, not even health insurance that allows you to put car insurance and that's it, it also isn't static. So when a police officer goes and takes on the insurance information, they could misspell the name of the insurer.

John Ruiz (01:12:37):

They take down the wrong information. There are very precise and detailed types of questions that are necessary to determine who really is supposed to be the payer. In Florida, which is where we're from, we have no fault law and it very difficult legal analysis to determine who should pay for a person's medical expenses. If they're injured in an auto accident, as it relates to which insurer, which payer, the LifeWallet system has that built into it already. So this speeds up everything. And when we talk about LifeWallet, we believe that LifeWallet, as a result of it being launched on January 10th and now having already loaded over a million, and counting as we go along, there's been, and it's the providers understand it quickly. The general public understands it quickly. Anyone listening to this knows that when you go to the doctor's office, you have to fill out a questionnaire.

John Ruiz (01:13:38):

You sit in the waiting room, you don't even really know what's going on the other side, it's a frustrating process. It's very time consuming. And when you're taking down information, you're typically writing it down with pen or paper, pencil, and then transferring it to somebody else. And there's a lot of mistakes made by entering wrong names and through wrong social security numbers, wrong Medicare identifiers. And therefore it never works because you can't tie in to who that person really is. This does away with all of that because in our position, our opinion, the best person to know your information is yourself. Your first name, last name, date of birth, middle name, social security number. When it relates to what has happened, as it, as it pertains to your health condition, then you go out to who provided you healthcare, because they will know by if I ask somebody, what pharmaceutical products have you ever been prescribed?

John Ruiz (01:14:35):

It's better to go to the pharmacy than to ask the person. You're not going to remember. You're not going to know the exact NDC, and this solves for all of that. It provides the patient with the ability to carry their information in their LifeWallet. This resolves the ability to actually find what treatment was provided when it was provided, what it was for who the pay was. So we can actually go back and revert to even our historical information, because now we have the patient providing the information as well as to what happened in those incidents. And it makes the process much, much quicker. So our position, at MSP, because LifeWallet is powered by MSP, this is bringing all of that technology in one place. And even though MSP started finding all of these unpaid claims, which continues to be the, the driving force behind all of, of the claims that we have ownership of, which is over this 330 billion, we believe this technology is just that the most revolutionary ever in the history of medical information claims and putting those three things together, which is healthcare, healthcare, data legal analysis, paid amounts, duplication, and it's very easy to scale as it relates to that.

John Ruiz (01:15:58):

So we believe that LifeWallet is a very scalable product as it relates to the individual person. So having said that we can talk about LifeWallet a little bit more with some of the questions to provide more, input as to that. I think we're going to take a break. And then when we come back, we'll be able to transfer over to Ricard Rivera, our COO, and then we can field more questions. So we'll be back in about 15 minutes.

Marc Griffin (01:16:24):

Great. And we'll come back at

John Ruiz (01:16:26):

1140. Thank you.

Ricardo Rivera (01:36:20):

Hello everyone. We we'll be gathering in a minute here, so, everybody can just get ready and finish up your emails and we'll get things going. Any minute now, we see the team in front of us and I think we'll be turning it over to, Ricardo.

Ricardo Rivera (01:36:42):

Hi, sorry. Good afternoon. Let me put up the slide and we'll go through this. The next couple pages address the financial model in our forecast. As John mentioned previously, we operate in, a large portion of the, of the US economy. Service addressable opportunity is about $150 billion a year. We can go back and recover on claims that go back as far as six years. So therefore the total addressable market opportunity is $900 billion in growth. We estimate this analyzing the Medicare Medicaid market that an annual basis 2021, spent $1.6 trillion after deducting operating costs and administration costs, net healthcare expenditures was $1.3 trillion. We estimate that 11% of all claim volume would be potentially recoverable. As of December 2020, we own between MSP and affiliates we own $15 billion in potentially recoverable claims.

Ricardo Rivera (01:37:57):

And as, John mentioned previously with the new bids and new assigners contained during the fourth quarter of 2021. So, as I said before, as 2020, we had $15 billion in potential recoverable claims. And with the new assigners that came on board on Q4 2021, we'll have exceeded this five year forecast of potential recoverable claims. We nonetheless believe that over the next five years, we can grow this book of business at $5 to $6 billion a year, thus implied market penetration about 1%. This is a non-GAAP financial presentation of our key drivers that should give you an estimate of our revenue and profitability over the next few years. In this we'll cover four key drivers here, potential recovery will claims, as we explained in the previous page, are those that we've identified as recovery opportunities.

Frank Quesada (01:39:08):

Second is our cumulative recovery curve, which represents our settlements over time. And I'll come back and address this in a bit more detail later. Third is our recovery multiple, and that is, the multiple that can that we can recover over the paid amount. And lastly, the assigner interest in the contingent legal fees. For the recovery multiple, MSP under the law is allowed to recover the build amount difference between the build amount and the paid amount. Typically four to six times, if you apply double damages and penalties, that difference can grow to 8% to 12%. We're not forecasting that all of our claim lines will recover the full amount, you know, between eight to 12%, we're forecasting that on a blended basis, will recover from 1.9 times in 2022 to 2.5 times in 2026. The growth in that, that multiple, as we transitioned from collecting just on historical claims to recovering on claims as they occur using the LifeWallet and chase to pay technology. During 2022 were forecasting a net revenue of $340.2 million growing to over $7 billion in 2026, that's after deducting assignor interest and the contingent legal fees. Typically with our assignors or our clients, we enter in into a contingency recovery agreement in which every out of every dollar we pay the assigner 50 cents of every dollar collected. There's also a contingent legal fee that is earned by the law firms that assist in the recovery and litigation of these claims.

Frank Quesada (01:40:57):

Therefore believe we can operate at, at a very high, scalable, level. And we estimate our net, profitability would be around 70%. And even though the timing of our settlements can be very difficult to estimate because a lot of them evolve around litigation, we estimate that by 2026, we'll have recovered 51% of all recovery opportunities. We think that our estimate for 2022, recovering on 2% of all our claims, on all identified claim opportunities is attainable. As for rank explained previously, we have about 31% of the auto insurance industry in some sort of settlement, potential discussion mediation and/or data matching. As I mentioned previously, we expect our multiple to grow from 1.9 to 2.5 times as we transition to the real time solution, which is LifeWallet and Chase-to-Pay. Next I'll briefly touch upon four key four key events that could have an impact on our financials as we go forward.

Frank Quesada (01:42:07):

That is, if we experience faster recoveries, as I mentioned before, we expect our recoveries to be, 2% this year to grow into over 51% of our book of business. If we achieve a higher, multiple than the 1.9 times, as I mentioned before, the recoverable opportunities on all paid amounts are anywhere between 4 and 6x, and with double damages, 8 to 12. Lastly, if we transition faster from the LifeWallet and Chase-to-Pay and go from collecting on historical claims to claims as they occur, our ability to collect a greater multiple will be accelerated. This last slide is very important to highlight that there's a significant opportunity for MSP government related claims. We haven't touched on it until now I'll ask Frank as I go through the right side of the chart to give you a brief overview of, of these, opportunities, but it's important to highlight that none of this illustration is in our forecast, in the key income statement drivers.

Frank Quesada (01:43:15):

So this hasn't been forecasting in those, in those figures. What we've done here is analyzed six years’ worth of data and said, if we were to recover for original Medicare or directly for CMS, what that recovery opportunity would look like, and we estimate on six years’ worth of data, the US government could recover potentially $500 billion or $83 billion a year. If you look at that, MSP would be entitled to about $8 billion of those recoveries a year. Again, this is not something we have forecasted in our key income statement drivers, but is nonetheless a significant opportunity of MSP. So now I'll turn it over to Frank to give you a quick overview of that situation. And then we'll turn it over to Ophir to give a brief overview of the transaction, and then it open up for questions.

Frank Quesada (01:44:33):

Thank you. And really this is just briefly, we have a number of matters where we have filed what are called Qui Tam lawsuits or recoveries dealing with what we have identified this problem to be with Medicare advantage plans, original Medicare or the federal government directly is injured in the same manner. So we have a number of lawsuits that are pending right now, where we are aggregating claims and injuries, as they relate to the original Medicare, trust funds and or the federal government to pursue these types of claims. Those are ongoing, and they have not been forecast as mentioned by Ricardo, but again, we feel very good about those, but they still are early on in process. With that, I will turn it over to Ophir to walk you through the Lionheart Group and their value ad with that, Ophir.

Paul Rapisarda (01:45:14):

Yeah. Frank, thank you. It's actually, Paul Rapisarda, the CFO, just briefly on the transaction overview, as Ophir said, this is a business combination with our second SPAC, Lionheart Acquisition Corp. II. We announced it last July. The 32 and a half billion dollar valuation is one of the largest, if not the largest SPAC announcements to date. Right now, we have a little over 120 million of cash in the trust. It's a very, clean transaction. You can see it's basically the cash and the trust plus the rollover of the MSP equity. It's not contingent on any minimum cash being in at closing. We're very confident that the deal will go forward in close. Most of the terms are pretty standard relative to other SPAC deals, but the one important, new provision that we negotiated here is you'll see at the completion of the transaction, MSP is going to issue a little over one billion new warrants to LCAP shareholders who remain the transaction at closing. So this provides both an incentive for the existing shareholders to stay in the transaction, as well as additional protection around the overall valuation. These warrants are not dilutive to shareholders. The MSP principles have set aside the sufficient number of shares to, backstop the exercise of these warrants. The warrants themselves have the same terms of those as our existing in public warrants. So five year term, 11.50 strike price.

Paul Rapisarda (01:47:17):

We can pause for a minute, I think, and see Marc, if anybody has any questions either in terms of, the financial projections that Ricardo walked you through or on the transaction structure itself.

Marc Griffin (01:47:34):

Great. So we'll open up the line for questions. Please start by using the hate, raise your hand feature, and I will, hold for what couple here and see who we got. All right. Let's start with, Kamil from William Blair, please. Your line is open.

Kamil Mielczarek (01:47:54):

Hey, great presentation. Thanks for taking my question. So you spoke to this a bit, but I just want to be clear, given the huge jump in the size of your claim recovery portfolio in Q4, are there any specific upside catalyst that you can call out that we should be aware of over the next two to three years, which could potentially cause another huge jump in claims, at least in excess of your growth projections and how much visibility do we have into the timing of similar types of inflections?

John Ruiz (01:48:23):

Uh, thank you, Camille, I'll take the question. Again, John Ruiz, I'm the CEO. I also happen to be a practicing attorney and I do argue a substantial number of the cases, although we're getting more and more lawyers on-boarded. So that's a great question because what it actually does, is that provides, more power, more force as it relates to the size of the claims against some of these primary payers. And obviously we've seen, already, and I'm just going to say publicly, because I only want to say what we've announced publicly, that if you look at the docket, as it relates to the cases that were already on file, you'll see, there was a lot more movement immediately upon presenting to these primary payers that we had, grown in size substantially. We believe that because primarily of the visibility of the LifeWallet product that has taken, by storm the entire country, that we are now getting a lot more attraction to what we do because providers see not only that there's a recoverability platform, but it actually improves their business.

John Ruiz (01:49:44):

In order to raise an EBITDA, you have to get more revenue with less costs, LifeWallet it does that, because it, it speeds up the process and what it does is essentially it, it fixes the problem that was created to begin with. But in fixing the problem, MSP can actually monetize a higher amount because we're able to be involved in the claims process and not just for the claims that we're paid properly, we can be involved for every claim. We can be at an administrative process and procedure by implementing this process for every single claim. So what you have of essentially in the LifeWallet product is our ability to immediately and, and in real time police each and every claim to avoid what had happened before. And because we capture from a monetary point of view in what we call the Chase-to-Pay, instead of these companies paying and us chasing down to get a reimbursement, we collect the correct amount to begin with.

John Ruiz (01:50:52):

Our recoverability remains the same while the providers and or payers do not have to pay it. And therefore there's a higher value to that. So the growth from our perspective is that now we're not just dealing with the Medicare Advantage and the MCOs, which is Medicare Medicaid, we're dealing with all 330 million, if that's the last census Americans, because everybody can use this product. The other thing that's very powerful is the visibility of what the company does. It's much easier to understand the MSP model by understanding how the process works with a patient from beginning to end and the LifeWallet product is something you have on your phone or on your computer. And you're continuously listening to LifeWallet at an MSP day in and day out, and that helps for providers to come us to be able to capitalize and obviously sign them up.

John Ruiz (01:51:53):

We've seen that already in a substantial growth pattern. We feel that our growth is going to be met even again at what we had predicted before, even though we've already met it from the new business perspective, but the industry new each to understand that this opportunity is at the beneficiary level, this opportunity is at the provider level, it's at the payer level. And when we talk about it, it even involves dental. So it involves every facet of a human being's medical care. And because everybody, no matter who you are, where you're from, you have to, receive medical care in some way or fashion, it has opened up the door to not just being from a payer system in the United States of America, but every human being just about configured the same way. Some people have mental physical or physical conditions that, that change that dynamic, unfortunately, but this is a life quality product can be used in the entire world.

John Ruiz (01:52:56):

And we we've already started to see that. And I think that becomes very important from what we predict in terms of the growth of MSP. So, whereas MSP began with simply finding claims that were improperly paid, realigning that and recovering on that, it's transformed into really a lot more technology as we've dug into what the problem is. And we understand the problem, you know, very internally, as you've seen, we have a partnership with Palantir and, we're doing this on the Foundry Platform. We have, you know, substantial dialogue with Palantir. We provide the knowhow and they're providing the platform, to be able to, to scale it quicker, to be able to track it better, and because we have this blockchain technology built on it, we also know that we're going to be able to, and building right now financial models to be able to be involved in perhaps even the factoring component of advancing proceeds to these doctors while we wait, because we understand that aspect of it. So I want to make sure.

Frank Quesada (01:54:05):

Yeah. But just to add one more point on that, Camille, what we've seen historically, in the jumps of additional signers and additional claims that we obtain is as we obtain favorable court orders, you know, we have an influx of claims that happens. And most recently I think from that pressure release, we put it out, I think it was a week or two ago, what you're seeing is we've entered into the settlements. Some have hit the public record already and they see that it's reasonable, it's a good return. It makes sense for the auto insurer makes sense for the general liability insurer. And it makes sense for the health plan, that's on our side of it. So we do anticipate more jumps like this again, every day as we execute new agreements, all that's happening is everything that we have said for the last eight years. We are proving and once we prove it in court and once we prove it and achieving some of these agreements, then those other health plans providers have the confidence that we follow through on everything that we say, and we continue to do that. So we do anticipate more jumps of this nature. Obviously this last one was a big one, but there are still quite a bit more to

John Ruiz (01:55:20):

And let me add to that because there has to be an understanding also that before we enter into these assignment agreements, we first received the data. Many of them are in what we call, data analyzation, evaluation, or valuation, kind of status. So what we can say is we have over another one hundred billion that we already have on our side of the world, in the data room, that we're now in the process of reviewing for purposes of negotiation. So going back to the growth pattern, and quite frankly, we are now establishing a true sales force. This has all happened without a true sales force, with just a couple have been very, organic, very granular in terms of the growth that we've experienced. People are coming to us for the most part, instead of us going to them.

John Ruiz (01:56:16):

We're now building out, two things, a very robust marketing campaign to get the word out, because we do think that we're going to tap into all the actual providers because what we're dealing with is, and what we've dealt with, thus far is the mass scale networks. But we're dealing with, there's a lot of doctors that still operate in groups and those kinds of things that we believe LifeWallet and in that, you know, marketing campaign and the understanding is what pushes that. But we expect substantial, you know, growth moving forward as it relates to this. But primarily I think because there's nobody that has our system, nobody understands it the way we're doing it. And I think that when you see such a large amount of assigned claims coming over to us with so many vendors that are out there in the United States, that in order to amass that amount, we have to have something very unique. And we do have something very unique and we understand that in a very unique way and we have not only the ability to find it, but we have the ability to collect upon it. And I think that's, you know, that's extremely powerful from our vantage point.

Kamil Mielczarek (01:57:29):

That's a great answer and incredibly thorough. And I appreciate the detail. John, just quickly following up on something, you mentioned the Palantir to your partnership. Can you provide a little bit more color on, on that? Is it really just with the LifeWallet product, and given that you've been developing your own technology stack since 2014, how should we think about the incremental functionality that'll be contributed by talent here and how it accelerates, MSP's product roadmap?

John Ruiz (01:57:55):

So, you know, as a CEO with the managing, you know, members of, of the organization, you know, all the C level employees and all the people that kind of spearhead operation, we wanted to make sure that our data systems were robust that we had the right infrastructure that we had the right mindset. And I believe that the, you Palantir relationships solidified that, they actually came in here and looked at it from head to toe and were very impressed and, you know, have a relationship with us. No, the Palantir relationship is for every facet of what we do that's built on this Foundry platform.

John Ruiz (01:58:46):

They're very happy with the deal, because we're building on a lot of different facets of this, how we see Palantir, is that we get to the finish line much quicker. Because you just need the developers, right? So they, they have, I believe, you know, some in the vicinity 1500, you know, developers, and the Foundry platform is different than Salesforce is different than a lot of the things that we've seen. And our internal, you know, data teams were, impressed with the ability to use what we already know. And just to speed it up a little bit more. So what I'd like to a do, so you guys kind of get an understand Frank's the Chief Legal Officer, so he's pretty much spearheading the litigation. Ricardo is overseeing the operations and, you know, extremely talented on the, on the number side and the audited financial statements.

John Ruiz (01:59:37):

He kind of spearheads that you know, Chris is an attorney, but very, very knowledgeable on the data side. So I want to turn over to Chris who's working directly with Palantir, we have in the last two months or so, hired over 10 ex-Apple developers, which are, you know, helping it with the LifeWallet processing system. Who, that's a very quick evolution to that to get, you know, all those facets, into place. We obviously have our own data team. So I want to turn it over to Chris to explain to you, we feel the Palantir relationship is very explosive because Palantir is the company that understood that at what we did, was something that nobody really looks at. And my view of this is there's great software systems out there, but garbage in garbage out, and with all due respect to a lot of those in the industry, I think people have overlooked that the garbage in, when you get garbage out, you don't actually get accurate.

John Ruiz (02:00:43):

Which is a reason why the health plans are in the position they're in, which is a reason why there's such a fragmented problem in the healthcare industry. I was personally shocked to understand now how bad the data systems and, and the capturing and ingestion data and normalization of data is. I think, you know, Chris can share that cause we have a very good thermometer from all aspects of it, from the commercial payers, from the Medicare advantage, from the, you know, MCOs from the providers, from the systems that they use from the primary payers, from the ERISA programs from TPAs. I mean, we see we've pretty much seen it all. I think that that's really where, you know, MSP has the fire power. And I think what the Palantir aspect of it does is put gasoline on that fire power to just make it that much more explosive.

Chris Miranda (02:01:41):

Yeah. In particular, what makes the partnership with Palantir so explosive is that rather than just taking an off-the-shelf product to enhance our analytics, we are working with Palantir to create a customized environment that allows us to ingest and analyze dynamically and with, with a measure of agility, 220 terabytes of data across all different types of recovery strategies. The folks at Palantir are very, very talented and they're also very experienced. Palantir has had government contracts for a long time dealing with different and disparate data sets and data focuses in the us and abroad. And they really do have an insight on how to help us take this mass volume of data and bring it down to a level where a single user can use that data set and have visibility into that data set to effect a recovery and really create actionable intelligence. As John said, we've seen that in this industry, there is a disparate amount of data. There's a disparate amount of formats. There's a disparate amount of nomenclature. And MSP really has the expertise to bring all of that together and translate it into one coherent format and language. And the partnership with Palantir allows us to take that, amalgamation of data and really bring it into a place where it can be used and utilized from an end user perspective in a really revolutionary way.

John Ruiz (02:03:20):

And I want to add to that, because I think that's very important, and the best way I think to explain it is the healthcare industry right now has a bunch of engine parts laying in different places with the inability to understand if the spark plugs sitting in one particular warehouse actually fit an engine, because they’re are certain size or model. What we are doing is essentially through LifeWallet is creating the engine with all of the parts that will be able to absorb, process, and really capitalize for the entire industry what is going on, that's wrong. And it starts from the very basics of when somebody is going to the actual doctor, that's when it all starts to happen. In the perfect world, a patient going to a hospital would have, a healthcare practitioner, would have an expert in billing, would have an expert in healthcare data, would have an expert in data, and would have an attorney and paralegal with them at the time that they're at the doctor's office Obviously that doesn't happen, because the lawyers understand the responsibility component of it, of who's supposed to pay.

John Ruiz (02:04:38):

That's what the LifeWallet system builds upon. It's built upon this, you know, Palantir Foundry system. It essentially becomes all of those facets into one, to prevent these problems from occurring. So what we know is because of all the court wins, because all the depositions and all the data matching, we know exactly where the problems are. LifeWallet solves all of that for every American that joins in on LifeWallet, the plans understand it. Now the healthcare providers are understanding it from a digital imaging perspective. If you have an MRI, how do you transfer at MRI? So somebody else can see it. There are some systems that exist now. And then the other problem that you have is a lot of radiologists read images and they all come up with different conclusions. There's no static environment. MSP has a medical group, a medical team, which has its Chief Medical Officer and nurse practitioners and study all of this to make sure that we have all facets of it covered.

John Ruiz (02:05:42):

And just to add to what John is saying, I just want to bring into focus that LifeWallet is not a product that came out of nowhere. LifeWallet is the product of all of the technology offerings that MSP has developed for the historical analysis applied in real time. So every aspect that Chase-to-Pay model, lien resolution, claims to med, translating that claims data into, natural language so that people can have their medical history available to them and understand it, recovery audit, contracting, and all of the develop of funnels of algorithms, normalization, all of that has come together to allow us to bring LifeWallet to fruition and have it be the centerpiece and the focal point where the industry can coalesce around in order to have every single member of the healthcare space, the patient, the provider, and the payers interact together and have their interest aligned.

Marc Griffin (02:06:48):

Great caller.

John Ruiz (02:06:48):

Thanks. Thank you, Kamil.

Marc Griffin (02:06:53):

Great. We'll take our next question from Meyer, from KBW. Your is open.

Meyer Shields (02:07:02):

Sorry, just a really quick question. You mentioned a couple times that you can go back six years. Is that because that's the starting point of the database or is there some sort of a statute of limitations?

John Ruiz (02:07:14):

Good question Meyer. It's actually in, I would say an average of six year, many times. It's a lot longer than that, but to answer your question, no, our data stems back all the way primarily, to about 2010. But what happens is a statute of limitations where we say six years, which is a good point that you raise, statutes of limitations are timeframe within which a lawsuit has to be brought. Because a lot of these lawsuits are 2017, 2018, 2019, you go back six years from that date. And therefore we we've obviously studied the statute issue. There's actually a case up on appeal now that deals with the statute that there is an argument, that the statute never even starts until the primary payers provide notice of the fact that they are supposed to cover a bill.

John Ruiz (02:08:08):

So it's a great question, but to answer the question, we have data that sends back before that. It's also important to a note that the statute of limitations applies to causes of action. So it depends what the cause of action is. If you look at a lot of the pharmaceutical medical device types of litigation, it stems back sometimes way longer than that. If you look at the asbestos cases, if you look at the, you know, tobacco cases, if you look at Roundup, if you look at the J&J talcum powder cases, if you look a lot of that. You know, some of these cases stem back 20, 30 years, as it relates to that. So the statute of limitations, I would say in the six year look back period, is something that we did from a conservative point of view, but it, it generally speaking, doesn't really apply that very often.

Meyer Shields (02:09:04):

Okay. And another, it's probably a simple question, but as of today, how many lawsuits are you currently engaged in? How many are open?

John Ruiz (02:09:15):

Uh, roughly…

Frank Quesada (02:09:16):

Roughly 172.

Meyer Shields (02:09:19):

Okay, perfect. Thank you.

John Ruiz (02:09:22):

But, but those, those are very big lawsuits. You know, probably in the hundreds of millions and billions of dollars, they're all major lawsuits.

Frank Quesada (02:09:29):

That's correct. And that doesn't account for the ones that are obviously either about to be filed or others that have been consolidated as well.

Meyer Shields (02:09:39):

No, that's helpful. I just, honestly, I didn't know, few was like five or 5,000, so that helped my arms around it.

John Ruiz (02:09:46):

Just to add to that each lawsuit encompasses all of the data, right. So if we have a payer, and you look at the auto industry, for example, you're going to see that the major players there, that GEICO, Progressive, All State, Liberty Mutual, those are generally the bigger players and they make up, I think in Ricardo can correct me if I'm wrong, they make up about 80% of the market. Ricardo.

Ricardo Rivera (02:10:12):

Yeah. There's about 40 or 50 companies that represent something like 90% of the market share, and the auto and liability industry.

John Ruiz (02:10:21):

Right. So Meyer, to call you Meyer, but just from a first name perspective, the relationship between the number of lawsuits and the share, or the market share that's captured by the lawsuit isn't a one-on-one. So what we did is we went out and we made sure we captured the big bulk of the market share, which Ricardo is saying is 90%. I remember it more as of like 80%. So those 170 lawsuits would make up a significant and substantial portion of the assigned claim rights that we have. There was a good point that was raised, by one of the other questions. And that is that one of the things that we're now studying is, you know, the model we had built was to ingest data in the next five years at a certain rate, because we've ingested that, you know, much quicker than ever anticipated.

John Ruiz (02:11:22):

Then that puts into play a different dynamic from a potential settlement point of view. And, you know, with all these cases ongoing a good number of those cases, it's like a moving train, these new claim rights, you know, jump right into the moving train. It's not the train doesn't have to stop and pick them up. There are some new law suits that we may have to file as a result of it, but for the most part, we think they're encompassed and captured within what's already ongoing. And therefore, I think from the question that was asked in terms of new claims market share and how we see the evolution of some of these claims, you know, we're pretty, bullish on how that's goin to work out.

Meyer Shields (02:12:04):

Thank you.

Marc Griffin (02:12:09):

Great. Again, if you'd like to ask a question, please reach your hand. I'm not seeing any more questions at this time. John it's, team, if you guys want to wrap up.

John Ruiz (02:12:31):

Um, I think Frank had wanted Ophir to discuss him, or did Paul already cover that?

Frank Quesada (02:12:36):

No, Paul covered that. But from all of us here at MSP, thank you for the time. We've enjoyed this. Please take a look at the website, take a look at Lionheart's page. You can find additional information there from us, again, everything that we do or most of what we do is going to be in a public court docket as well. Please feel free to dive into those court dockets so that you can see the success that we've had and how everything is building up to this point. As we mentioned earlier, you know, we are far along in many different settlements and we're excited for our future and everything that we've been developing and we're making available to the public now. John, any last words?

John Ruiz (02:13:19):

No, just thanking everyone, for attending, I think some of things to really focus on are the original predictions versus what we've been able to capitalize on, in terms of what we predicted in terms of new business, in terms of products that we were working on. I think we're way ahead of, of schedule. One of the, the facets that, that I have personally tried to work on with our team is the aspect of the monetization, which is a reason why we went out and made sure we had a $3 billion capacity agreement with, Virage Capital Partners, which we feel we can execute upon if need be. And because of the growth, and because of some of the aspects of what somebody asked about, which is how do we get these claims to begin with?

John Ruiz (02:14:12):

A lot of the claims that we're able to capture is what we call the front half of the equation, which is the money that we go back to the, as assignor. So the agreement that we reach would not affect the model at all, it would just provide, additional sources of revenue for MSP without disturbing model that we had shown as far as a prediction, as well as some of the other facets of what Ricardo explained, because a lot of the other monetization capabilities were not part of the model either. And therefore I think that, you know, it's important to look at what, what was promised and what has been accomplished as it relates to when we announced, July 7th and through today's date.

Marc Griffin (02:15:07):

Great. Well, that's it for everyone here today. In addition to that, you need any more information, feel free to reach out to myself, Marc Griffin at ICR, and, we'll, end the call now. Thank you very much, everybody.

John Ruiz (02:15:19):

Thank you.

This transcript is provided for informational purposes only and has been prepared to assist interested parties in making their own evaluation with respect to a potential business combination (the “proposed business combination”) between MSP Recovery, LLC (and related entities, “MSP”) and Lionheart Acquisition Corporation II (“Lionheart” or “LCAP”) and related transactions and for no other purpose.

Not an Offer or Offering or Solicitation.

No offer or offering of equity interests or securities of any kind is being made, conducted or extended at this time. This transcript is for informational purposes only and does not constitute or include an offer to sell, or a solicitation of an offer to purchase or subscribe for, equity interests or securities of any kind or a solicitation of any vote of approval, nor shall there be any sale, issuance or transfer of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.  Any such offer or solicitation will be made only in connection with the delivery of a prospectus meeting the requirements of the Securities Act of 1933, as amended (“Securities Act”), or exemptions therefrom.

Important Information and Where to Find It

In connection with the proposed business combination, Lionheart has filed a registration statement on Form S-4 (the “Form S-4”) with the U.S. Securities and Exchange Commission (the “SEC”). The Form S-4 includes a proxy statement / prospectus to be distributed, once definitive, to holders of Lionheart’s common stock in connection with Lionheart’s solicitation of proxies for the vote of its stockholders in connection with the proposed business combination and other matters as described in the Form S-4, as well as a prospectus relating to the offer and sale of securities to be issued in connection with the completion of the business combination. This document does not contain all the information that should be considered concerning the proposed business combination and is not intended to form the basis of any investment decision or any other decision in respect of the proposed business combination. Lionheart and MSP urge investors, stockholders and other interested persons to read, the Form S-4, including, when available, the amendments thereto and the definitive proxy statement/prospectus, as well as any other documents filed with the SEC in connection with the proposed business combination as these materials will contain important information about MSP, Lionheart and the proposed business combination. After the Form S-4 has been declared effective, the definitive proxy statement/prospectus will be mailed to Lionheart’s stockholders as of the record date established for voting on the proposed business combination. Lionheart’s stockholders will also be able to obtain copies of such documents, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to: Lionheart Acquisition Corporation II, 4218 NE 2nd Avenue, Miami, Florida 33137.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED THEREIN.

Participants in the Solicitation of Proxies.

This transcript is not a solicitation of a proxy from any investor or securityholder. Lionheart, MSP, and their respective directors, executive officers and other members of their management and employees, including John Ruiz and Frank Quesada, may, under SEC rules, be deemed to be participants in the solicitation of proxies of Lionheart’s stockholders in connection with the proposed business combination. Investors and securityholders may obtain more detailed information regarding the names, affiliations and interests of Lionheart’s directors and executive officers in Lionheart’s Annual Report on Form 10-K filed with the SEC on March 31, 2021, as amended, and other reports filed with the SEC. Additional information regarding the participants is included in the Form S-4 and will be included in any amendments thereto, as well as the definitive proxy statement/prospectus, when available. When available, these documents can be obtained free of charge from the sources indicated above.

Cautionary Note Regarding Forward Looking Statements.

This transcript includes forward looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended (“Exchange Act”) and Section 27A of the Securities Act, which include information relating to future events, future financial performance, strategies, expectations, competitive environment, regulation and availability of resources and involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. These statements are often accompanied with or by words such as “expects”, “plans”, “ projects”,” forecasts”,” estimates”,” intends”, “expects”, “anticipates”, “seeks”, “ targets”, “continues”, “ believes”, “opinion”, “will”, “could”, “future”, “growth”, or “may” (or the negatives thereof) or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward looking statements include, but are not limited to, statements regarding MSP’s plans, goals and objectives, forecasts, budgets or projections and any related assumptions, statements and projections regarding projected MSP claims by paid amounts, projected paid amount of potentially recoverable claims, projected recovery percentages, forecasts relating to key revenue drivers, earnings growth, gross and cumulative recoveries and the implied enterprise value and Lionheart’s and MSP’s expectations with respect to future performance and anticipated financial impacts of the proposed business combination, the satisfaction or waiver of the closing conditions to the proposed business combination, and the timing of the completion of the proposed business combination. There is no guarantee that prospects or results or the timing of events included or referred to in this transcript will be achieved or that MSP will be able to implement successfully its investment strategy or achieve its investment objectives or return targets. Actual recoveries to MSP from its claims portfolio may vary materially from the projected amounts of potentially recoverable claims. Accordingly, we caution you against relying on forward-looking statements. Forward looking statements also are subject to a number of significant risks and uncertainties that could cause the actual results to differ materially, and potentially adversely, from those express or implied in the forward-looking statements. These statements are based on various assumptions, whether or not identified in this transcript, and on the current expectations of management and are not predictions of actual performance. Actual events and circumstances are difficult or impossible to predict and may differ from assumptions, and such differences may be material. Many actual events and circumstances are inherently subject to significant business, economic and competitive uncertainties and contingencies, and are beyond the control of MSP and Lionheart and are difficult to predict.

These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Factors that may cause such differences include, but are not limited to, any inaccuracies in the assumptions underlying MSP’s forecasts over time, including its estimates of paid amount of potentially recoverable claims; the occurrence of any event, change, or other circumstances that could give rise to the termination of the Membership Interest Purchase Agreement (as may be amended from time to time, the “Agreement”); the outcome of any legal proceedings that may be instituted against Lionheart or MSP or their affiliated companies following the announcement of the proposed business combination; the inability to complete the proposed business combination on the expected time frame or at all, including due to failure to obtain approval of Lionheart’s stockholders, certain regulatory approvals, or the satisfaction of other conditions to closing in the Agreement; the occurrence of any event, change, or other circumstance that could give rise to the termination of the Agreement or could otherwise cause the proposed business combination to fail to close; the inability to obtain or maintain the common stock listing on the Nasdaq Stock Market following the proposed business combination; a delay or failure to realize the expected benefits of the proposed business combination; the risk that the proposed business combination disrupts current plans and operations as a result of the announcement and consummation of the proposed business combination; the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things: future economic, financial, lending, competitive and market conditions, including healthcare spending fluctuations; future costs of and returns on capital; leverage and lending costs and terms; operating costs and future business, investment, holding and sale decisions and costs; the risks that the anticipated benefits of the partnerships with Synnova Health, Tokenology and SirenMD are not realized or are delayed; the risks associated with MSP’s business, including, among others, MSP’s ability to capitalize on its assignment agreements and recover monies that were paid by the assignors; litigation results; the validity of the assignments of claims to MSP; a determination that MSP’s claims are not reasonable, related or necessary; the failure of MSP’s clients to renew their agreements with MSP (or terminate those agreements early); MSP’s claims being within applicable statutes of limitations; the inability to successfully expand the scope of MSP’s claims or obtain new data and claims from MSP’s existing assignor base or otherwise; the limited number of MSP’s assignors and the associated concentration of MSP’s current and future potential revenue; internal improvements to claims and retail billing processes by MSP’s clients that reduce the need for and revenue generated by MSP’s products and services; healthcare spending fluctuations; programmatic changes to the scope of benefits and limitations to payment integrity initiatives that reduce the need for MSP’s services; delays in implementing MSP’s services to its claims; system interruptions or failures; cyber-security breaches and other disruptions that could compromise MSP’s data; MSP’s failure to maintain or upgrade its operational platforms; MSP’s failure to innovate and develop new solutions, or the failure of those solutions to be adopted by MSP’s existing and potential assignors; MSP’s failure to comply with applicable privacy, security and data laws, regulations and standards, including with respect to third party providers; changes in legislation related to healthcare programs and policies; changes in the healthcare market; negative publicity concerning healthcare data analytics and payment accuracy; competition; successfully protecting MSP’s intellectual property rights; the risk that third parties may allege infringement of their intellectual property; changes in the healthcare regulatory environment and the failure to comply with applicable laws and regulations or the increased costs associated with any such compliance; failure to manage MSP’s growth; the inability to attract and retain key personnel; MSP’s reliance on its senior management team and key employees and the loss it could sustain if any of those employees separated from the business; the failure of vendors and providers to deliver or perform as expected, or the loss of such vendors or providers; MSP’s geographic concentration; MSP’s relatively limited operating history, which makes it difficult to evaluate its current or future business prospects; the impact of the ongoing COVID-19 pandemic; and the risk that MSP may not be able to develop and maintain effective internal controls. The foregoing list of factors is not exhaustive. If any of these risks materialize or MSP’s assumptions prove incorrect, actual results may differ materiality from the results implied by these forward-looking statements. There may be additional risks that we do not presently know or currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. The foregoing list of factors is not exclusive. Additional information concerning certain of these and other risk factors is contained in Lionheart’s most recent filings with the SEC, the Form S-4, including any amendments thereto and the definitive proxy statement/prospectus, to be filed with the SEC in connection with the proposed business combination. This transcript speaks only as of the date indicated, and the statements, expressions, information and data included therein may change and may become stale, out-of-date or no longer applicable. We do not have, and do not undertake, any obligation to update, amend or revise this transcript (or to provide new, amended or revised materials), including with respect to any forward-looking statements, whether as a result of new information, future events, changed plans or circumstances or any other reason, except as required by law. The transcript should not be relied upon as representing our assessments as of any date subsequent to the date of this transcript. Accordingly, undue reliance should not be placed upon the transcript, including the forward-looking statements.

No Advice; Recipients to Rely Upon Own Advisors.

This transcript does not and is not intended to constitute or include investment, financial, legal, tax or other advice or recommendations, and should not be considered as necessarily applicable to any Recipient’s particular situation or circumstances. Recipients should engage and rely solely upon their own investment, financial, legal and tax and other advisors.

Prior Performance Information & Data.

This transcript includes and refers to information and data regarding the prior performance of and certain results achieved by MSP.  These include statements and information regarding potential recoverable claims and paid and billed values.  All information and data are approximate and were internally compiled and prepared by MSP, and none of such information or data was compiled, reviewed, verified or audited by any CPA, accountant, auditor, investment banker, asset or business valuation firm, consultant or other expert or third party.  In addition, no one (including MSP) is making or makes any representation or warranty as to the accuracy or completeness of any of the information or data contained or included herein.  In considering the prior results and performance-related information and data contained or referred to in this transcript, Recipient must bear in mind that past performance is not necessarily indicative of future results, and there can be no assurance that the business following the business combination will achieve similar, comparable, favorable or positive results or returns in the future.

Use of Projections.

This transcript contains projected financial information with respect to MSP, including revenue, paid value of recoverable claims, margin and EBIT. Neither LCAP’s nor MSP’s independent auditors have audited, reviewed, compiled or performed any procedures with respect to the projections for the purpose of their inclusion in this transcript, and accordingly, they did not express an opinion or provide any other form of assurance with respect thereto for the purpose of this transcript. Such projected financial information constitutes forward looking information, and is for illustrative purposes only and should not be relied upon as necessarily being indicative of future results. The assumptions and estimates underlying such projected financial information are inherently uncertain and are subject to a wide variety of significant business, economic, competitive and other risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information. See “Cautionary Note Regarding Forward Looking Statements” above. Actual results may differ materially from the results contemplated by the projected financial information contained in this transcript, and the inclusion of such information in this transcript should not be regarded as a representation by any person that the results reflected in such projections will be achieved.

Speculative Investment.

An investment in MSP is a speculative investment involving a high degree of risk. There is no guarantee that you will realize any gain from this investment, and you could lose the total amount of your investment. No federal or state agency has made any findings or determination regarding the fairness of the sale of equity interest or securities to which this transcript relates, or any recommendation or endorsement thereof.

Financial Information; Non-GAAP Financial Measures.

The financial information and data contained in this transcript is unaudited and does not conform to Regulation S-X promulgated under the Securities Act. Accordingly, such information and data, including the financial presentation and line items used in the projections, may not be included in, may be adjusted in or may be presented differently in, any registration statement to be filed with the SEC. To the extent that the financial presentation and line items used for the projections contained in this transcript do not conform to the presentation and line items that will be presented in the audited and unaudited financial statements in future filings or do not otherwise conform with United States generally accepted accounting principles (“GAAP”), then these measures would be considered non-GAAP measures. MSP’s management uses these forward-looking measures to evaluate MSP’s projected financial and operating performance. Investors should evaluate these measure in light of the audited and unaudited GAAP financial statements that will be presented in the future disclosures. To the extent these forward-looking measures are non-GAAP measures, they are presented without reconciliation to forward-looking GAAP measures due to the inherent difficulty in forecasting and quantifying amounts that are necessary for such reconciliations.